Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Ecolab lnc.

SEC File No.: 001-09328

Ecolab, Inc. (ECL)

Q4 2019 Earnings Call

MANAGEMENT DISCUSSION SECTION

Operator: Greetings. Welcome to the Ecolab Fourth Quarter 2019 Earnings Release Conference Call. At this time, all participants are in listen-only mode. The question-and-answer session will follow the formal presentation.

[Operator Instructions] As a reminder, this conference is being recorded.

At this time, it is now my pleasure to introduce Mike Monahan, Senior Vice President-External Relations.

Thank you. Mr. Monahan, you may now begin.

Michael J. Monahan

Senior Vice President-External Relations, Ecolab, Inc.

Thank you. Hello, everyone, and welcome to Ecolab's Fourth Quarter Conference Call. With me today is Doug Baker, Ecolab's Chairman and CEO; Christophe Beck, our Chief Operating Officer; and Dan Schmechel, our Chief Financial Officer.

A discussion of our results, along with our earnings release and the slides referencing the quarter's results and our outlook, are available on Ecolab's website at ecolab.com/investor. Please take a moment to read the cautionary statements in these materials stating that this teleconference, and the associated supplemental materials, include estimates of future performance. These are forward-looking statements, and actual results could differ materially from those projected. Factors that could cause actual results to differ are described under the Risk Factors section in our most recent Form 10-K and in our posted materials. We also refer you to the supplemental diluted earnings per share information in the release.

Starting with a brief overview of the results, pricing, new business gains, and product innovation led fourth quarter acquisition-adjusted fixed currency sales and operating income growth, which along with lower delivered product costs and cost efficiency actions, yielded the fourth quarter's earnings increase.

Looking at some highlights from the quarter, and as discussed in our press release, acquisition-adjusted fixed currency sales increased 1% as the Industrial, Institutional, and Other segment showed steady sales gains and more than offset the decline in Energy. Excluding the ChampionX business, Ecolab's acquisition-adjusted fixed currency sales rose 3%. Adjusted fixed currency operating income margins increased 60 basis points, continuing their steady improvement. The growth was led by double-digit gains in the Industrial and Energy segments.

Adjusted earnings per share increased 8% to $1.66 and were up 10% excluding the Healthcare recall.

Progress continued on the separation of our ChampionX business. We continue to expect the transaction to be completed by mid-2020. Looking ahead, our work to drive sales momentum showed improvement in the fourth quarter, with ongoing business volumes up 1%, excluding ChampionX and the recall. We are driving new business wins, focusing on our innovative products, sales and service expertise, and our value proposition of best results at the lowest total operating cost for customers. We also continue driving productivity and cost efficiencies.

Our fourth quarter slides and earnings discussion include an earnings bridge for 2020. As shown, we expect strong operating earnings growth for the full year of 12% to 15%; however, we'll also face some headwinds in 2020, including $0.08 from the impact of lower interest rates on our pension plan, $0.04 from unfavorable currency exchange, and the impact from the coronavirus outbreak which we estimate will cost us $0.05 in the first quarter with the remainder of the year not estimated or forecasted at this time.

Net of this, we look for 2020 adjusted diluted earnings per share to rise 9% to 12% to the $6.33 to $6.53 range, as improving volume and further pricing gains, along with cost efficiency benefits, more than offset the impact of business investments and the headwinds just mentioned. First quarter adjusted diluted earnings per share are expected to be in the $1.05 to $1.13 range, up 2% to 10%, including an estimated unfavorable $0.05 per share impact from the coronavirus outbreak.

In summary, we expect improving top line momentum in our business in 2020, and along with our ongoing work to expand margins, we look for 9% to 12% adjusted earnings per share growth. We continue to make the right investments in the key areas of differentiation, including product innovation and digital investments, to develop superior growth for this year and the future.

And now, here's Doug Baker with some comments.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.

Thanks, Mike, and hello, good day to everybody. I'm going to touch on three subjects: first, Q4 and full year 2019; I'll touch on the Healthcare recall; and then finally, our 2020 outlook, including coronavirus.

So first Q4 and 2019; I'd characterize 2019 as a very productive and successful year for us, and we realized very important outcomes in Q4 specifically. We dramatically de-risked the business, we positioned it for even better future growth, and we delivered double-digit adjusted EPS growth and strong cash flow growth for the full year.

We de-risked by moving from a 45-plus-year-old ERP system in the US to SAP. This is never pain-free, and much of the field execution load fell in early Q4, but our team did a great job managing this. The lion's share now of the cost and risk is behind us and in the base.

Second, we successfully separated the Upstream Energy business. It is now operating as a stand-alone with its own supply chain and ERP systems. This is a huge amount of work also, but the right work; and again, it's behind us and in our base.

Also, we continue to make the talent, innovation, and digital investments needed for future success.

We talked in Q3 about our gear shift from price then new business, to new business then price as the priority order. This, too, this shift, has been quite successful. We're continuing to realize price gains, and, importantly, have had huge quarters in terms of new business wins in both Q3 and Q4, which we will realize over the next few quarters.

So while all of the above was planned, we had an unfortunate unplanned event in Q4, too, and that's the European Healthcare product recall. This had a significant impact on our Healthcare sales and on Q4 EPS. The Healthcare plant in question has now been decontaminated and has been producing again since mid-December. There will be some residual cost, but the big cost pain is behind us and the team is in full recovery mode and making very good progress.

So as we enter 2020, we do so with a clear focus on growth. Our huge SAP and upstream separation projects are largely behind us; Healthcare Europe is back producing and selling; and we enter with very strong sales momentum as a result of our new business wins talked about earlier. So even with the challenging environment, we expect a strong year in 2020.

We expect our sales to strengthen throughout the year. We expect continued gross profit improvement from continued pricing efforts and a modestly improved raw material environment. We expect our new digital innovation to also continue and bear fruit. And we have a strong M&A pipeline and recently announced the acquisition of CID lines, a leading provider of animal health and technology.

Net, even with the challenging backdrop, we feel well-positioned and are forecasting continued strong cash flow and double-digit adjusted EPS for the year at the midpoint of our range. This includes a negative $0.08 from pension and a negative $0.04 from FX for the year. It also includes a $0.05 hit in the first quarter from coronavirus, but does not include any potential impact in Q2 through Q4, because at this point, impossible to estimate.

With that said, we are assuming that the global economy avoids recession in 2020. Net, we feel very good about where we stand as a business and are quite optimistic that we can outperform again in 2020.

So with that, I'll turn it back to Mike.

Michael J. Monahan

Senior Vice President-External Relations, Ecolab, Inc.

Thanks, Doug. That concludes our formal remarks. Operator, would you please begin the question-and-answer period?

QUESTION AND ANSWER SECTION

Operator: Thank you. We'll now be conducting a question-and-answer session. [Operator Instructions] Thank you. Our first question is from Tim Mulrooney with William Blair. Please proceed with your questions.

Tim Mulrooney

Analyst, William Blair & Co. LLC	Q

Yeah. Good afternoon. So, the ChampionX business, how much was it down in the fourth quarter, and what has the performance been through the first half of the first quarter?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

The sales were down 6%, but operating income was pretty strong. And what we've really been focusing on in that business is making sure that we're doing the right things from a margin and focusing on profitable growth. Importantly, if you break apart the Upstream business, you've got WellChem, which is closer to the wellhead; and you've got our traditional OFC business. And the OFC business, which is by far the larger of the two, continues to do quite well.

Tim Mulrooney

Analyst, William Blair & Co. LLC	Q

Okay. Thanks, Doug. So organic growth at the RemainCo, at Ecolab, was up 3% excluding ChampionX. I'm wondering if you can provide that for operating margin. Operating margin was up 60 basis points in total I think is what you said, but what would that have been up excluding ChampionX?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

In fourth quarter?

Tim Mulrooney

Analyst, William Blair & Co. LLC	Q

Yeah, in the fourth quarter.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Yeah. We're looking. It's up a little bit.

Tim Mulrooney

Analyst, William Blair & Co. LLC	Q

Okay.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

It's also up about 60 basis points in the fourth quarter.

Tim Mulrooney

Analyst, William Blair & Co. LLC	Q

Okay. So it's still kind of a neutral impact?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Well, it was because you had the Healthcare recall, right, as well in the fourth quarter, which really impacts the RemainCo business negatively.

Tim Mulrooney

Analyst, William Blair & Co. LLC	Q

Understood. Thank you very much.

Operator: Our next question is from the line of Christopher Parkinson with Credit Suisse. Please proceed with your questions.

Christopher Parkinson

Analyst, Credit Suisse Securities (USA) LLC	Q

Great. Thank you. In Industrial, chemical and power applications still appear a little sluggish just on a relative basis versus your impressive performance in light and F&B. Is this simply subject to macroeconomic factors, is there something else on the...

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Sorry, Chris, can you repeat the question? It's coming through very muffled.

Christopher Parkinson

Analyst, Credit Suisse Securities (USA) LLC	Q

Oh, I apologize. So in Industrial, chemical and power applications do appear sluggish on a relative basis versus your performance in light and F&B. And I was just asking, is this simply subject to macro factors, or is there something else on the new product front we should be looking for as we head into 2020?

Michael J. Monahan

Senior Vice President-External Relations, Ecolab, Inc.	A

Chris, what I'm hearing is you're asking why was chemical and power softer for Water.

Christopher Parkinson

Analyst, Credit Suisse Securities (USA) LLC	Q

Yes, and is it primarily macro that needs to drive the improvement or is there something else you can do to improve those two subsegments' performance?

Michael J. Monahan

Senior Vice President-External Relations, Ecolab, Inc.	A

Power primarily reflected the shift towards natural gas in the US where natural gas requires less chemistry from us than coal. Chemical was industry trends and timing of new business.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

There's nothing fundamental going on in the heavy business other than the big transition we just talked about. And clearly Industrial, right, performance levels broadly are going to have some impact on that business, too.

Christopher Parkinson

Analyst, Credit Suisse Securities (USA) LLC	Q

Got it. And then just as a quick follow-up; when you talk about enterprise selling efforts within F&B and light Water, and then we think about your presence in Pest Elimination, can you just comment as to which geographies are driving these benefits, and whether or not you will still need to broaden your global breadth on the latter, i.e., Pest Elimination, to replicate these benefits assuming the bulk of the momentum is driving in the US? Thank you.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Yeah. We've combined a lot of the way we go to market in the Food & Beverage space, combining the Water business and the F&B traditional business, and then often bring in Pest, too. The F&B and Water businesses are truly global. The Pest business is not as global. We have good presence in Europe, obviously cover all of North America, and then we have a few businesses in Asia and Latin America but do not cover all those markets. With that said, we've had a lot of success driving, if you will, enterprise selling efforts particularly in Food & Beverage where we focus first. Pest comes along quite frequently, but the Pest business gains are going to be most frequently found in Europe and US just because that's our large presence.

Christopher Parkinson

Analyst, Credit Suisse Securities (USA) LLC	Q

Thank you very much.

Operator: The next question is from the line of David Begleiter with Deutsche Bank. Please proceed with your questions.

David I. Begleiter

Analyst, Deutsche Bank Securities, Inc.	Q

Thank you. Doug, looking at Institutional, the division not the entire segment, what do you think that can grow in 2020 and what's the progression from early to late over the course of the year?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

So, when we talked about Institutional last, we talked about we expected it to end at a run rate of 4-ish percent. And if you look at underlying sales particularly in the US, we got very close to that number if you round up. The expectation for that business is that will continue to strengthen sequentially. What it's going to report as is going to be a little different given coronavirus and some of the other impacts, but the underlying business we expect just continue to strengthen. We expect it to be in the 4-ish range in 2020, which means it's going to be a little less in the beginning and probably a little more at the end as we go throughout the year. We of course are challenging the team to do better than that, but I would say I think the fundamentals in the Institutional business are getting better. We wish they're getting better faster, but that's always our perspective. But they are moving in the right direction.

David I. Begleiter

Analyst, Deutsche Bank Securities, Inc.	Q

And, Doug, on the same bend, can you discuss any competitive dynamics vis-à-vis Diversey over the last few months here?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

No, there hasn't been any big change or activity in the last few months. I think they've had some change in their business. We haven't seen any difference in direction as a consequence of that. So, no, I don't think that's going to be a fundamental change for us.

David I. Begleiter

Analyst, Deutsche Bank Securities, Inc.	Q

Thank you very much.

Operator: Thank you. Our next question comes from the line of Vincent Andrews with Morgan Stanley. Please proceed with your questions.

Jeremy Rosenberg

Analyst, Morgan Stanley & Co. LLC	Q

Hi. This is Jeremy Rosenberg on for Vincent. Thanks for taking my question. I want to start off on the cost savings program. I think it's $325 million. You guys did $80 million of that last year. I'm just wondering how much incremental you have baked in for 2020. And then I do have a follow-up.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

We have $130 million incremental baked into the plan this year.

Jeremy Rosenberg

Analyst, Morgan Stanley & Co. LLC	Q

Okay. Got it. And then just thinking about free cash flow for the year, maybe just your thoughts on the outlook; any thoughts on working capital and CapEx? Thank you.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Yeah, I'll hand that to Dan.

Daniel J. Schmechel

Chief Financial Officer, Ecolab, Inc.	A

Yeah, thank you. So maybe we'll just start with a quick recap of 2019. As Doug referenced upfront, we had very strong cash flow throughout the year and finished the year strong as well. So, we had a voluntary pension contribution of $120 million in 2019. And if you exclude that, our free cash flow was up about 20% with 109% conversion rate.

So behind that number was improvement in inventory. We commented during the year that one of the consequences of having the supply chain so focused on the SAP go-live was maybe not pushing quite as hard as inventory reductions and in fact building some finished good inventory. So looking ahead to 2020, I guess I would steer you toward what fundamentally the way is that we think about it, which is that we will continue to see very strong cash flow and strong cash flow conversion, which we anticipate to be in the range again of 100%, maybe slightly north of reported net income. So, 2020 will be another strong free cash flow year for Ecolab.

Jeremy Rosenberg

Analyst, Morgan Stanley & Co. LLC	Q

Thank you.

Operator: Our next question is from the line of John McNulty with BMO Capital Markets. Please proceed with your questions.

John P. McNulty

Analyst, BMO Capital Markets (United States)	Q

Yeah. Thanks for taking my question. With regard to the areas that you're starting to see kind of the increased volume from the shift maybe a little bit away from price and more into the volume front, can you articulate a little bit as to which areas you're seeing the kind of early traction, the early wins, and how we should be thinking about how that progresses throughout the year?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Yeah, John. I'm going to have Christophe answer this. Christophe early got the team very focused on this shift middle of last year which is why you started seeing the results in Q3, Q4. And it was a very important shift for us. We know pricing (given inflation and other things) isn't going to carry you forever and we had to get volume growth moving again. We saw a 50 point improvement in volume if you adjust for the Healthcare recall from third quarter to fourth. We expect to see more.

Christophe, I'll ask you to give a little color on where we expect to see it.

Christophe Beck

President & Chief Operating Officer, Ecolab, Inc.	A

Thank you, Doug. It's been a very collective effort that started to become really strong mid of 2019 which has really generated record new business generation during the second half of 2019. We've seen that mostly in the Industrial businesses at the beginning where we had strong momentum, and that's why you've seen as well Water and F&B have been up 5%, Life Science up 13% and then progressively as well moving towards Institutional, Specialty, Pest that will as well lead to better results going forward in 2020.

John P. McNulty

Analyst, BMO Capital Markets (United States)	Q

Great. Thanks for the color on that. And then just with the SAP system up in North America, any insight into new targets? Opportunities? Whether it's on the working capital front? On efficiency measures? Anything notable with the early start of that?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

I would expect ultimately all those things will be targets that we'll get after. What we've seen early is I would say we recently had a review with our Institutional business and they're already talking about the transparencies that they have that they didn't have before in terms of what's happening in specific customers or specific categories. They can see their shipment costs much more clearly and understand I would say ramifications of shipping policies, how you might tweak those and enhance, if you will, our ability to both meet customer needs but do it cheaper. So I think there's going to be a multitude of areas. Putting these in, you're glad it's like a lifetime event because nobody would do it twice. But we're very happy we're through it and now starting to bear fruit.

Tim Mulrooney

Analyst, William Blair & Co. LLC	Q

Great. Thanks very much for the color.

Operator: Thank you. Our next question is from the line of Gary Bisbee with Bank of America. Please proceed with your questions.

Gary E. Bisbee

Analyst, Bank of America Merill Lynch	Q

Hey, guys. Can you give a little more color on where you expect in the business to see the coronavirus impact? I think in the prepared remarks you called out Water and Pest. But is it broader than that?

And any more color on how much it's impacting your ability to produce product versus sort of customer pull demand at this point? I realize it's fluid but any color would be helpful.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Let me just state on coronavirus I think there's three levels of impact, and we'll answer your specific question. I'll have Christophe do it after I go through this.

There's certainly market demand in China where that's the principal ground zero right now of coronavirus, so market demand is an impact.

The secondary impacts are really what's it going to do to global supply chains. Now it won't impact our global supply chain. We have plants in China but they're really for China consumption. We don't use it as an export market per se nor do we rely on specific parts from China for production in other regions around the world. So it is a big worry I think broadly about its impact on supply chains; it's not a specific worry for us.

But then the third impact is what's it may ultimately do to global GDP. And that really is a question of does it spread, how long is it, and if it doesn't spread even how deep and long does it last in China? And there are all kinds of scenarios. The traditional scenario is these burnout fairly early like, in March or April as weather gets warmer, but it's very hard to predict exactly what any of these are going to do. And if it does spread, obviously you've got additional impacts. And if it goes deeper say into June and you really have this outage for other supply chains, it's going to have broader impacts. For us, the impacts have been really China-specific. I would expect them to remain China-specific. If it turns into global GDP, we're probably going to be not as impacted as other companies.

But obviously if global GDP goes down it's not healthy for any company, including ours. So with that, I'll turn it to Christophe to talk about the impacts we're seeing right now.

Christophe Beck

President & Chief Operating Officer, Ecolab, Inc.	A

I'll just say two things.

On one hand, we are in the infection prevention business, so customers have a natural tendency to come to us for help. But that's a little part of the business to help them to prevent the spread of infection. So long-term, it's going to be a good thing and we're strengthening the relationship with customers locally and globally on that. But there's not much we can do as well for restaurants and plants that are closed as well in the meantime. So kind of short-term negative impact but long-term probably something which is positive for our relationship with customers.

Gary E. Bisbee

Analyst, Bank of America Merill Lynch	Q

Great. Thanks. And then just a follow up. A couple quarters in a row you've, and we've seen this in the past, obviously talked about bookings momentum building. We don't see a lot of it in the organic constant currency growth rates yet. How do we think about sort of how long it takes to onboard new business? Is it very different from business-to-business and how quickly should that start to flow through to revenue? Thank you.

Christophe Beck

President & Chief Operating Officer, Ecolab, Inc.	A

Good question. This is Christophe. It depends obviously business-by-business. Some are much simpler, so the more institution, so restaurant-like type of business goes quicker, it can be done so in a few months, usually we think a quarter or two, to get that rolled out. We talk about chains usually. So when we talk about a regional chain, a global chain, well that can't happen overnight but it's kind of a quarter or two. When we think about industrial businesses like plants where much more engineering work needs to be done, that's usually between two and three quarters.

Gary E. Bisbee

Analyst, Bank of America Merill Lynch	Q

Thank you.

Operator: Our next question is coming from the line of Scott Schneeberger with Oppenheimer. Please proceed with your questions.

Scott Schneeberger

Analyst, Oppenheimer & Co., Inc.	Q

Thanks. Good afternoon. Just I will start off with a quick kind of follow up on Gary's question about – I think in the handoff, Doug, from you to Christophe, you covered on coronavirus. It's in China and in those three categories.

But was it consistent with what you have in the press release, so just Water and Pest? Or is it more broad-based?

Is it like $0.04, $0.01? Just kind of curious by segment. Thanks, and then I have a follow up.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

No, I can tell you that the specific impacts in industries we're seeing it clearly. I mean, it all makes sense, right?

Hospitality and travel are way down in China. Hotels are clearly impacted. Foodservice is clearly impacted. You have a number of chains that have shutdown half their units in many instances.

We have industrial production, which you're speaking to, which has also been curtailed. I mean, they extended the Chinese New Year for at least another week and they've talked another week; it's really different by province. You have a number of plants that are working to start back up. Some have. All of ours are back up and producing at this point in time but they were down for several weeks, and others were as well and some take longer to ramp up. Then the closer you are to widespread outbreak centers the longer it's going to take for them to start up production.

Scott Schneeberger

Analyst, Oppenheimer & Co., Inc.	Q

Thanks. Appreciate that. You've been exiting lower margin Institutional business recently. I want to get a feel on what that impact might be early in 2020 and where you stand on the curve of optimizing the portfolio from a margin perspective.

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

The lion's share of that is behind us. There's little dribs and drabs left coming in. But you know what? We're done talking about it. Fundamentally we've seen the impact, we're moving on. We will expect, like we saw in fourth, continued improvement sequentially moving forward. I would say it's much more in the normal range of what we have. We have some attrition every day. It's small, but we have some and this is much more in that normal keeping at this point in time especially as we go throughout the year.

Scott Schneeberger

Analyst, Oppenheimer & Co., Inc.	Q

Okay. Thanks very much.

Operator: Thank you. The next question is from the line of P.J. Juvekar with Citi. Please proceed with your question.

Eric B. Petrie

Analyst, Citigroup Global Markets, Inc.	Q

Hi. Good morning, Doug. This is Eric Petrie on for P.J. As you look at your share repurchases in 2019, it's been the lowest level since any year, I think since 2013. So how do you see buybacks shaping up into this year and going forward versus the M&A pipeline?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

A lot of the impact last year was a consequence of us being out of the market because of the negotiations around the subsequent announced RMT. And so we were blacked out for periods of time that were unusual, and as a consequence we couldn't really talk about this in third quarter or others, right? We weren't able to buy because we were negotiating.

With that said, I'll hand it to Dan to talk about forward view.

Daniel J. Schmechel

Chief Financial Officer, Ecolab, Inc.	A

One of the consequences of the split transaction prior to the RMT with the Apergy is that we will be out of the market essentially for the first half of the year. We have said before I guess but I'll say it again that when we look forward, beginning in the second half of the year and look at the cash dividend payment or cash payment that we will receive as part of the Apergy RMT, we'll evaluate at that time whether or not the better uses of our free cash flow are for share purchase or debt retirement. Our cash flow priorities importantly will remain consistent. And I guess at this point looking so far forward, I'm comfortable saying that we will repurchase shares at least at a level to offset the impact of our share-based compensation plans. And at the margin, this will be a decision that we make when we get clarity on the market and what the best opportunities are.

Eric B. Petrie

Analyst, Citigroup Global Markets, Inc.	Q

Okay. Secondly, at Investor Day you talked about roughly 13% of sales being digitally-enabled in Industrial and 1% in Institutional. How do you expect that to grow in 2020 or do you have a target step up in mind per annum? Or how do you view that internally?

Christophe Beck

President & Chief Operating Officer, Ecolab, Inc.	A

So to give you some color, we don't have formal numbers that we share about that. But based on what we said at Investor Day the numbers are still right. What's good is that those sales which are digitally-enabled have two categories, those connected to the cloud and others that are enabled digitally. Both of them together are about $1.3 billion. It's growing double digits so it's something which is good. And we expect the same type of growth that we've seen in 2019 continue in 2020 which is basically helping the rest of the business continue to grow.

Eric B. Petrie

Analyst, Citigroup Global Markets, Inc.	Q

Helpful. Thank you.

Operator: Our next question is from the line of John Roberts with UBS. Please proceed with your question.

John Roberts

Analyst, UBS Securities LLC	Q

Thank you. What was the root cause of the plant contamination in Europe and what fixes have been put in place to keep that from happening again?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Yeah. It was a waterborne bacteria that ended up creating a biofilm in parts of the plant. And biofilms are something we make a business of cleaning up in other facilities, so the good news is we had the technology and knowhow to go clean this. And the challenge with biofilms is they don't leak out bacteria evenly; it's more sporadic and so you end up with some batches contaminated, some not. When they are contaminated, the biofilm itself sort of envelops the bacteria which normally would be killed by the product but in some cases is protected. So they're a bit gnarly.

We've done a number of things. One, we believe we know what the source is and it was a one-time impact of, in part, moved equipment that occurred just before we bought the business. But with that said, we know this is a waterborne illness. It's naturally occurring and found in many water sources. So we have significantly upped the capability we have to ensure that the inbound water is absolutely bacteria-free. We've gone through the plant and redesigned a number of dead-end areas. We're going to continue to do that. We have new aggressive protocol put in place that frankly is much more aggressive than we think we need, but we're going to make a new mistake going forward. So we've taken a number of steps. The team has been all over this. We're back producing. We're through the 80% of previous production volume, heading to 90% and then over 100%. So I think the team has done a good job getting this back up, running, and contamination-free.

John Roberts

Analyst, UBS Securities LLC	Q

Healthcare sales were up 3% excluding the recall. Does that business grow above 3% near-term now that the plant is fixed or did you lose some business that will cause you to grow below 3% here for a little while before you come back?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

This occurred in Europe and so there's still going to be impact in the first quarter because December is part of our International first quarter. And so we're through it but that impact is still going to hit part of Q1, but not nearly at the same level as it did in the fourth quarter. That is, by the way, in our forecast.

So, it's not any new news that's coming down the pike. I would expect there's going to be a pipeline refill that will occur. Certainly, we're going to go annualize against the recall event in the fourth quarter. You would expect to see larger sales as a consequence of that. At this point in time, I can't give you blow-by-blow if we lost any business as a consequence of this. It's a real possibility, but something that we are going to certainly work to earn back if that's in fact true. We do not have any numbers on that at this point in time, and I don't believe that's going to be the main story.

John Roberts

Analyst, UBS Securities LLC	Q

Yeah. Thank you.

Operator: The next question is from the line of Jeff Zekauskas with JPMorgan. Please proceed with your question.

Jeffrey J. Zekauskas

Analyst, JPMorgan Securities LLC	Q

Thanks very much. Your Energy business had revenues that fell in the fourth quarter I think by $32 million, and your operating profits were up $11 million. How'd you do that? How did profitability improve so much?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

There's been a lot of work on cost savings, a lot of work on formulation work, i.e., how do you produce efficacious formulas at least at equivalent value, not better, at lower raw material input cost. We talked about this work in previous calls. When you're on the high trajectory growth rate, all you're really working to do is meet demand. We've had a period of time here where we've been able to reformulate lower, if you will, the cost of goods kind of on a permanent basis, and I think the team's done a very good job doing that. It allows them to compete in a much tougher environment effectively. So, a lot of the work there. There has been big focus on specific businesses where we were upside-down in costs. There were some parts of the North America OFC business that were not going to work from a math standpoint. They've taken out heads, retooled work, made sure that we can meet customer needs in a more efficient way. It's all those things combined. We expect even moving forward in the first quarter, we're going to have probably sales decline and significant OI growth in that business. So the OI EBITDA trajectory of that business is quite favorable. Ultimately, I don't believe the oil story is like the last spike we've ever seen in oil. It's kind of hard to call a 80-year cyclical business no longer cyclical. I just don't fundamentally believe that, and I think the business is poised well going forward.

Jeffrey J. Zekauskas

Analyst, JPMorgan Securities LLC	Q

Okay. Your incremental gross margin was over 100% in the fourth quarter. Was that mostly price or raw materials, or how would you analyze the sharp improvement in your incremental returns?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

It's a combination of two things. We continue to secure price, and we'll continue to secure price going forward; and we also had softening of the raw material markets which we had forecast as well. So when you get the combination of those, you end up with happy news in your gross profit line.

Jeffrey J. Zekauskas

Analyst, JPMorgan Securities LLC	Q

Great. Thank you so much.

Operator: Thank you. Our next question comes from the line of Rosemarie Morbelli with G.research. Please proceed with your questions.

Rosemarie J. Morbelli

Analyst, G.research LLC	Q

Thank you. Good morning, everyone. Doug, when we look at the top line growth exclude adjusted for acquisition, so we have Water at 5%; Food & Beverage, 5%; Life Sciences, 13%, et cetera, were there anything specific in those particular type of growth rate? Can we put that 2% price in all of them or was it mostly demand? An d do you expect the demand at this level to continue in 2020?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

I'll add a comment and then ask Christophe to follow on with some additional specifics. I would say that our assumption for economic growth in 2020 is that it's positive but below 2019 levels. But that's good enough for us, we believe, to end up with better sales growth in 2020 than we saw in 2019. So it's positive; not global recession, but not at the 2019 level.

And the reason we feel that way is, one, the strong new business results that we had in Q3, Q4. We talked about the lag. It takes a while for that business to show up. We're starting to see it. We started to see a bit of it in fourth quarter. We expect to see more of it in Q1. The hardest thing is going to be looking beyond coronavirus. We'll do everything we can to be clear there, but obviously that's going impact Q1 for sure; Q2, likely. I guess, it's hard to predict.

But if we look at sales ex-China, right, in virtually every category, our expectation is that the business strengthens. And the reason I say ex-China is it's just trying to take away the unknown of coronavirus out of the equation, and it is because of the new business efforts.

I'll throw it to Christophe if he wants to add any additional color.

Christophe Beck

President & Chief Operating Officer, Ecolab, Inc.	A

Hello, Rosemarie. This is Christophe. Trying to build on that, the demand is not extremely strong as such from customers, but – and I'm excluding obviously the virus impact that Doug has covered in here – it's mostly still internally driven. We have offering so far where customers that are very unique. You were talking about Life Science growth opportunities, for instance. Many of our customers are mostly still cleaning with soap and water, while the technology, the chemistry, the service, the expertise that we're bringing to those customers is absolutely unique and helps them to be operating in much safer environments and to do that with much lower total operating cost as well.

Beyond that, so we have very unique corporate account management structure. As you know, we have a Food & Beverage global solution corporate account organization that is really bringing together water and hygiene in a very unique place. Most of the competition can't do that. We're in a very unique position to offer that to our customers. And ultimately, what's also interesting is that, well, do that in a way that gives them a high return, so it's not a cost question; it's a total cost. The more they invest with us, the better off they are with their own operations, and that's driving a lot of demand of what we're doing. So, ultimately, that's what we have doing the last two or three years, Rosemarie.

Rosemarie J. Morbelli

Analyst, G.research LLC	Q

And then following up quickly on pricing. You had 2% growth rate overall this year. Should we anticipate that next year will not be any more than 1%, as raw materials are coming down and eventually there is going to be some kind of a balance between the two?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

It's going to be slightly above a 2% this year, and we'll probably round to 2% in 2020. It's not going to be reported as a vast difference, but clearly our – we expect pricing to be positive in 2020 at a lower rate than 2019, but not dramatically.

Rosemarie J. Morbelli

Analyst, G.research LLC	Q

All right. Thank you.

Operator: Thank you. The next question is from the line of Laurence Alexander with Jefferies. Please proceed with your questions.

Laurence Alexander

Analyst, Jefferies LLC	Q

Good afternoon. Just want to follow up on one of the earlier coronavirus discussions. Can you put this in longer term context when you look at other outbreaks that Ecolab has had experience with? What does it take for it to turn into a sustainable change in Ecolab's brand position in the affected region or longer-term growth rate as opposed to a blip in operations?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Of the past ones, H1N1 and SARS, SARS is probably the most well-known. SARS is a different animal. It was less contagious, but more deadly, probably like five times more deadly, because the ease with which it is to transmit to other people is the number one factor in how easy or difficult is it to contain. And unfortunately, this coronavirus appears pretty effective at being transmitted from one host to another.

I would also say this; I think our guess from the literature we've read, from our scientists' viewpoint, whatever happens during this season is likely going to reoccur in other seasons, much like you see the flu and in others. And I don't know if this is going to have a fundamentally huge change in people's perception of us. I think if you go to China, we're viewed as the food safety antimicrobial experts in that country. We've had very good relations and work very well in coordination with the Chinese government, the China FDA, et cetera, for a number of years. We'll continue that work. Our customers rely on us in these instances. I think if you go back to H1N1, that was really the advent of all the hand sanitizers you see in lobbies of all commercial buildings. Before that, it didn't exist. So it clearly changed the demand permanently for hand sanitizing products, et cetera. You may well see that kind of outcome as a consequence of the coronavirus, too. That's harder to predict.

Laurence Alexander

Analyst, Jefferies LLC	Q

And then there's been some discussion in China of moving from the open market to more industrial food production. Would that provide, sort of, a faster growth ramp for Ecolab in China, or should we think of it as not really affecting your growth rate?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Certainly, I think, there will probably be some changes in the way they think about the live markets going forward. The food has been shifting there to more prepared, more production food for quite a while. And that trend, I would agree with you, this is going to be more accelerant of that trend; it's certainly not going to slow that trend down. That's been a very positive trend for us because when you're doing large-scale food, you need to make sure that your food safety is really good or you're going to poison a lot of people at one time. And so, all that move has been quite positive for us. We've always expected that to continue going forward , and I don't think coronavirus is going to do anything but accelerate that. But that again is hard to predict.

Laurence Alexander

Analyst, Jefferies LLC	Q

Thank you.

Operator: Thank you. The next question is from the line of Mike Harrison with Seaport Global. Please proceed with your questions.

Michael J. Harrison

Analyst, Seaport Global Securities LLC	Q

Hi. Good afternoon. Was wondering, in the Specialty business, you noted in some of your prepared remarks the strength in the food retail portion of that business. You mentioned new accounts, as well as some new program introductions. Can you give us a little bit more detail as to what has been driving the strength in that food retail business?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Yeah, that was one of the earlier adopters of digital. So clearly our program, which is now coupled with digital, allows even more transparency and better communication with customers, so they have more visibility as to what's going on in their stores, has helped. We've secured a number of new chains in that business, as we have in a number of businesses. That's always been a little bit of an elephant-hunting game. It grows every quarter. It will grow faster, obviously, after you land a couple of these large chains. That's the situation we're in.

But the truth is, we have a number of those stories. Pest has had a lot of success securing new business.

Institutional had a very good fourth quarter in terms of net new business gains. And we continue with the strong performance in F&B and the Water business as well. So it's across the board. I'd say the Industrial side was quicker off the mark, but now we see it across the businesses, the success in net new business wins, including in FRS.

Michael J. Harrison

Analyst, Seaport Global Securities LLC	Q

All right. And then wanted to ask about the Energy business. You mentioned some increase in international sales that were driving the downstream business. Did you get some new wins there that should end up meaning sustainable growth for the downstream international business; or was there something may be more temporary going on that helped you this quarter?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Nothing notable. I would say it's probably better execution in the quarter, but no fundamental change. That business is focused on new business. We've got great programs there, and we believe increased focus on execution is going to pay dividends there as well.

Michael J. Harrison

Analyst, Seaport Global Securities LLC	Q

All right. Thanks very much.

Operator: Thank you. The next question is coming from line of Shlomo Rosenbaum with Stifel. Please proceed with your questions.

Shlomo H. Rosenbaum

Analyst, Stifel, Nicolaus & Co., Inc.	Q

Hi. Thank you for taking my questions. Hey, Doug, part of the Energy business, since you're going to retain the downstream business, was up kind of moderately. And understand it's generally more of a mid-single digit revenue growth business. Could you talk about what was going on in the quarter? And when you do see variations in that business, what percentage of that business is really kind of very steady, and what part kind of moves around?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

The fundamentals of that business are quite similar to the rest of our Water business, to be honest, which is it's an annuity-type business with deep embedded service and capability around technology and understanding the types of crude that are being refined, what needs to be done, how do you treat the water – the captive water and boiling cooling, et cetera. With that said, there's also an additive component to that business. So, much like circle-the-customer execution in other industries, we've also done the same in that industry for a number of years. And so the additives can be a little more up and down based on consumption and/or seasonality. The fourth quarter for that business, sales were around the 3% rate. They were fairly solid. It was the best growth that we had all year in that business.

We do view this as a mid-single-digit-type business going forward. It treats not only fuel refinery businesses but also petrochemical plants. And long-term, for sustainability, we are going to need plastics and derivative-type light-weighting products to enable fuel efficiency and other things. I mean, that's what the world is counting on. I know plastics are under a lot of pressure. There are good plastics and bad plastics, and we make sure we don't throw out the good plastics with the bad plastics.

Shlomo H. Rosenbaum

Analyst, Stifel, Nicolaus & Co., Inc.	Q

Okay. Great. And just as a follow-up, just on the Pest business, it's generally been kind of 6% to 8%; came in at 5%. I know there's some timing of new business. Is there anything to call out over there, or just that's kind of the ebbs and flows of the business in general?

Douglas M. Baker, Jr.

Chairman & Chief Executive Officer, Ecolab, Inc.	A

Honestly, we're feeling pretty good about Pest. We don't like the 5%, but we like the fact that it was coupled with an incredibly strong new business win portfolio in Q4, too. So we expect that business to accelerate.

Shlomo H. Rosenbaum

Analyst, Stifel, Nicolaus & Co., Inc.	Q

Great. Thank you.

Operator: Thank you. Mr. Monahan, there are no further questions at this time. I would like to turn the floor back over to you for closing remarks.

Michael J. Monahan

Senior Vice President-External Relations, Ecolab, Inc.

Thank you. That wraps up our fourth quarter conference call. This conference call and the associated discussion slides will be available for replay on our website. Thank you for your time and participation. Our best wishes for the rest of the day.

Operator: Ladies and gentlemen, thank you for your participation. This concludes today's teleconference, and you may now disconnect your lines at this time and have a wonderful day.

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